Exhibit 12.1

RATION OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended					Nine Months Ended Feb 1, 2009
	March 31, 2004	March 31, 2005	April 2, 2006	April 1, 2007	April 6, 2008
Earnings:
Pretax income (loss) from continuing operations	15,051	(5,445)	(18,388)	(60,504)	(25,769)	(115,298)
Add fixed charges	2,074	2,268	1,980	1,719	4,368	3,461

Earnings (as defined)	17,125	(3,177)	(16,408)	(58,785)	(21,401)	(111,837)

Fixed Charges:
Interest expense	1,066	996	849	723	2,467	2,005
Estimate of interest within rental expense	1,008	1,272	1,131	996	1,901	1,456

Total fixed charges	2,074	2,268	1,980	1,719	4,368	3,461

Ration of earnings to fixed charges	8.26	—	—	—	—	—

Deficiency	—	(5,445)	(18,388)	(60,504)	(25,769)	(115,298)